14041362

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42879

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North Ridge Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1895 Walt Whitman Road
(No. and Street)

Melville | NY | 11747
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel R. Levy (631)420-4242
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

585 Stewart Ave., Ste 550, Garden City, NY 11530
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/27/14
DO 8/28/14

OATH OR AFFIRMATION

I, Daniel R. Levy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North Ridge Securities Corp., as of June 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MAUREEN A. BYRNE
Notary Public, State of New York
No. 01BY6066856
Qualified in Suffolk County
Term Expires 11/26/2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (p) Independent Auditors Report on Exemption Report
X (q) Exemption Report

NORTH RIDGE SECURITIES CORP.

AUDITED FINANCIAL STATEMENTS

For the year ended June 30, 2014

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Fax (516) 227-2548

Members:
American Institute of Certified Public Accountants
N.Y. State Society of Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
North Ridge Securities Corp.
Melville, New York 11747

We have audited the accompanying statement of financial condition of North Ridge Securities Corp. (the Company) as of June 30, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Ridge Securities Corp., as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedule I has been subjected to the audit procedures performed in conjunction with the audit of the Company's financial statements. The information contained in Schedule I is the responsibility of the Company's management. Our audit procedures included determining whether the information contained in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information contained in Schedule I, we evaluated whether the information contained in Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP

Garden City, New York
August 15, 2014

NORTH RIDGE SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
June 30, 2014

ASSETS

Cash and cash equivalents (Note 2)	$	864,081
Commissions receivable (Note 5)		2,043,648
Prepaid income taxes		2,726
Other assets		25,000
	$	2,935,455

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable, accrued expenses and other liabilities	$	2,034,089
Due to affiliate (Note 8)		327,000
		2,361,089

STOCKHOLDERS' EQUITY

Common stock, no par value, 300 shares authorized, 250 shares issued and outstanding		10,000
Retained earnings		564,366
		574,366
	$	2,935,455

The accompanying notes are an
integral part of these financial statements.

NORTH RIDGE SECURITIES CORP.
STATEMENT OF INCOME
For the year ended June 30, 2014

REVENUES

Commission income (Note 2)	$	13,767,760

EXPENSES

Employee compensation and benefits		250,145
Commissions and clearance fees (Note 2)		10,796,483
Communications and data processing		107,794
Management fees (Note 8)		2,136,000
Occupancy (Note 6)		178,945
Other operating expenses		257,551
		13,726,918
Income before income taxes		40,842
Provision for income taxes (Note 4)		10,609
Net Income	$	30,233

The accompanying notes are an
integral part of these financial statements.

NORTH RIDGE SECURITIES CORP.
STATEMENT OF CASH FLOWS
For the year ended June 30, 2014

CASH FLOWS FROM OPERATING ACTIVITIES

Net income		$ 30,233
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Increase in commissions receivable	$ (45,473)	
Decrease in prepaid income taxes	8,588	
Increase (decrease) in operating liabilities:		
Increase in accounts payable and other liabilities	71,755	
Increase in amounts due to affiliate	52,000	
Total adjustments		86,870
NET CASH PROVIDED BY OPERATING ACTIVITIES		117,103
CASH & CASH EQUIVALENTS - BEGINNING		746,978
CASH & CASH EQUIVALENTS - END		$ 864,081
Supplemental cash flow disclosures:		
Income tax payments		$ 2,021
Interest payments		$ -

NORTH RIDGE SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended June 30, 2014

	Common		Retained
	Shares	Amount	Earnings
Balance at 7/1/2013	250	$ 10,000	$ 534,133
Net Income	-	-	30,233
Balance at 6/30/2014	250	$ 10,000	$ 564,366

The accompanying notes are an
integral part of these financial statements.

NORTH RIDGE SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
June 30, 2014

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

North Ridge Securities Corp. ("The Company"), founded in 1990, is a fully disclosed broker-dealer registered with the Securities and Exchange Commission (SEC) and is a registered and licensed by The Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corp. (SIPC). The company is a New York Corporation and operates from its office located in Melville, New York.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are presented on an accrual basis. Income is recognized when earned. The costs and expenses attributable to earning such income are reflected in the results of operations concurrently. All of the Company's assets and liabilities are carried at either fair value or amounts which approximate fair value.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Commissions

Commission income and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Statement of Cash Flows

Cash and cash equivalents for purposes of reporting cash flows includes cash on hand and highly liquid investments with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in its initial year and 15 to 1 in subsequent years. As of June 30, 2014 the minimum net capital requirement was defined as the greater of $5,000 or 6-2/3% of the aggregate indebtedness.

At June 30, 2014, the Company had net capital of $279,161 which was $121,676 in excess of its required net capital of $157,485. The Company's net capital ratio was 8.46 to 1.

NOTE 4 - INCOME TAXES

The income tax provision at June 30, 2014 consists of the following:

Federal	$5,314
State and local	5,295
	$10,609

NOTE 5 - RECEIVABLE FROM BROKER-DEALERS AND MUTUAL FUND COMPANIES

	Receivable
Fees and Commissions Receivable at June 30, 2014	$ 2,043,648

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company's office space and office equipment leases are obligations of its related company (North Shore Capital Management Corp.) and as such it has no commitment as of June 30, 2014. The company did however pay rents in the amount of $178,945 on its premises and $11,615 on equipment leases in the fiscal year ended June 30, 2014.

The Company is currently named as a defendant in one lawsuit that claims damages. Management of the Company, after consultation with outside legal counsel, is highly confident that the resolution of this lawsuit will not result in any material adverse effect on the Company's financial position. No accrual for damages has been made for this lawsuit in the financial statements.

NOTE 7 - CONCENTRATIONS OF CREDIT RISK

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and money market funds. The Company maintains accounts with various financial institutions. The Company's policy is designed to minimize exposure to any one institution. The bank balances in the cash operating account exceeded FDIC insurance limits consistently during the fiscal year ending June 30, 2014. At June 30, 2014 the bank balance of $865,525 exceeded FDIC limits by $615,525.

NOTE 8 - RELATED PARTY TRANSACTIONS

North Shore Capital Management Corp. (NSCMC) performs some services for North Ridge Securities Corp. North Ridge Securities Corp. paid $2,136,000 for these services for the year ended June 30, 2014. As of June 30, 2014, $327,000 was recorded as the amount due to NSCMC. This amount was paid in full to NSCMC during July 2014.

SUPPLEMENTARY INFORMATION

SCHEDULE I
NORTH RIDGE SECURITIES CORP.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of June 30, 2014

NET CAPITAL		
Total stockholders' equity	$	574,366
Deductions:		
A. Non-allowable assets		295,205
NET CAPITAL	$	279,161
AGGREGATE INDEBTEDNESS		
Accounts payable, accrued expenses, and other liabilities	$	2,034,089
Due to affiliate		327,000
TOTAL AGGREGATE INDEBTEDNESS	$	2,361,089
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	157,485
Excess net capital	$	121,676
Excess net capital at 1,000%	$	43,052
Ratio: Aggregate indebtedness to net capital		8.46 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II) of Form X-17A-5 as of June 30, 2014		
Net capital, as reported in Company's Part II (unaudited)		
Focus report	$	279,161
Net audit adjustments		-
Net capital per above	$	279,161

SCHEDULE II
NORTH RIDGE SECURITIES CORP.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of June 30, 2014

The company effected no transactions with customers, as defined in Rule 15c3-3 under the provisions of Section (k)(2)(ii), and, therefore, has no amounts reportable under the rule.

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Fax (516) 227-2548

Members:
American Institute of Certified Public Accountants
N.Y. State Society of Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
North Ridge Securities Corp.
1895 Walt Whitman Road
Melville, NY 11747

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2014, which were agreed to by North Ridge Securities Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating North Ridge Securities Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). North Ridge Securities Corp.'s management is responsible for North Ridge Securities Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from company's cash disbursement journal noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, general ledger accounts supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP

August 15, 2014

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Fax (516) 227-2548

Members:
American Institute of Certified Public Accountants
N.Y. State Society of Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Board of Directors
North Ridge Securities Corp.:

In planning and performing our audit of the financial statements and supplemental schedules of North Ridge Securities Corp., (the Company), as of and for the eleven months ended May 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2014 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kalmus, Siegel, Harris & Goldfarb, LLP

Kalmus, Siegel, Harris & Goldfarb, LLP
Garden City, New York
August 15, 2014

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Fax (516) 227-2548

Members:
American Institute of Certified Public Accountants
N.Y. State Society of Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
North Ridge Securities Corp.
Melville, New York 11747

We have reviewed management's statements, included in the accompanying Exemption Report Under 17 C.F.R. § 240.15c3-3, in which (1) North Ridge Securities Corp. (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the month of June 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP

Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP
Garden City, New York
August 15, 2014

NORTH RIDGE SECURITIES CORP.
NORTH SHORE CAPITAL MANAGEMENT CORP.

NORTH RIDGE SECURITIES CORP.

EXEMPTION REPORT UNDER 17 C.F.R. § 240.15c3-3

North Ridge Securities Corp. (the Company) is claiming exemption under 17 C.F.R. § 240.15c3-3 under the Securities Exchange Act of 1934, under which;

(1) The Company identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and;

(2) The Company states that it met the identified exemption provisions throughout the month of June 2014 without exception.

Daniel R. Levy, President
North Ridge Securities Corp.
August 15, 2014

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Fax (516) 227-2548

Members:
American Institute of Certified Public Accountants
N.Y. State Society of Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
North Ridge Securities Corp.
Melville, New York 11747

We have audited the accompanying statement of financial condition of North Ridge Securities Corp. (the Company) as of June 30, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Because we were not engaged to audit the statement of income, changes in stockholders' equity, and cash flows, we did not extend our auditing procedures to enable us to express an opinion on results of operations and cash flows for the year ended June 30, 2014. Accordingly, we express no opinion on them.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of North Ridge Securities Corp., as of June 30, 2014, in conformity with accounting principles generally accepted in the United States.

Kalmus, Siegel, Harris & Goldfarb

Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP
Garden City, New York
August 15, 2014

NORTH RIDGE SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
June 30, 2014

ASSETS

Cash and cash equivalents (Note 2)	$	864,081
Commissions receivable (Note 5)		2,043,648
Prepaid income taxes		2,726
Other assets		25,000
	$	2,935,455

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable, accrued expenses and other liabilities	$	2,034,089
Due to affiliate (Note 8)		327,000
		2,361,089

STOCKHOLDERS' EQUITY

Common stock, no par value, 300 shares authorized, 250 shares issued and outstanding		10,000
Retained earnings		564,366
		574,366
	$	2,935,455

The accompanying notes are an
integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

North Ridge Securities Corp. ("The Company"), founded in 1990, is a fully disclosed broker-dealer registered with the Securities and Exchange Commission (SEC) and is a registered and licensed by The Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corp. (SIPC). The company is a New York Corporation and operates from its office located in Melville, New York.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are presented on an accrual basis. Income is recognized when earned. The costs and expenses attributable to earning such income are reflected in the results of operations concurrently. All of the Company's assets and liabilities are carried at either fair value or amounts which approximate fair value.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Commissions

Commission income and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Statement of Cash Flows

Cash and cash equivalents for purposes of reporting cash flows includes cash on hand and highly liquid investments with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in its initial year and 15 to 1 in subsequent years. As of June 30, 2014 the minimum net capital requirement was defined as the greater of $5,000 or 6-2/3% of the aggregate indebtedness.

At June 30, 2014, the Company had net capital of $279,161 which was $121,676 in excess of its required net capital of $157,485. The Company's net capital ratio was 8.46 to 1.

NOTE 4 - INCOME TAXES

The income tax provision at June 30, 2014 consists of the following:

Federal	$5,314
State and local	5,295
	$10,609

NOTE 5 - RECEIVABLE FROM BROKER-DEALERS AND MUTUAL FUND COMPANIES

	Receivable
Fees and Commissions Receivable at June 30, 2014	$ 2,043,648

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company's office space and office equipment leases are obligations of its related company (North Shore Capital Management Corp.) and as such it has no commitment as of June 30, 2014. The company did however pay rents in the amount of $178,945 on its premises and $11,615 on equipment leases in the fiscal year ended June 30, 2014.

The Company is currently named as a defendant in one lawsuit that claims damages. Management of the Company, after consultation with outside legal counsel, is highly confident that the resolution of this lawsuit will not result in any material adverse effect on the Company's financial position. No accrual for damages has been made for this lawsuit in the financial statements.

NOTE 7 - CONCENTRATIONS OF CREDIT RISK

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and money market funds. The Company maintains accounts with various financial institutions. The Company's policy is designed to minimize exposure to any one institution. The bank balances in the cash operating account exceeded FDIC insurance limits consistently during the fiscal year ending June 30, 2014. At June 30, 2014 the bank balance of $865,525 exceeded FDIC limits by $615,525.

NOTE 8 - RELATED PARTY TRANSACTIONS

North Shore Capital Management Corp. (NSCMC) performs some services for North Ridge Securities Corp. North Ridge Securities Corp. paid $2,136,000 for these services for the year ended June 30, 2014. As of June 30, 2014, $327,000 was recorded as the amount due to NSCMC. This amount was paid in full to NSCMC during July 2014.